SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F ☒      Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐         No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

    On August 26, 2010 Fresenius Medical Care AG & Co. KGaA (the “Company”) issued an Investor News announcing the acquisition of peritoneal dialysis business from Gambro.

EXHIBITS

Exhibit 99.1	Investor News Release issued August 26, 2010.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 26, 2010

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:
fresenius medical care management ag, its
general partner

	By:	/s/ Dr. Ben J. Lipps
		Name:	Dr. Ben J. Lipps
		Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

	By:	/s/ Michael Brosnan
		Name:	Michael Brosnan
		Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner